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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8B-2
REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
WHICH ARE CURRENTLY ISSUING SECURITIES

Pursuant to Section 8(b) of the Investment Company Act of 1940
SUPER FLORIDA MAN INC
Name of Unit Investment Trust

 X Not the issuer of periodic payments plan certificates.

 Issuer of periodic payment plan certificates